Exhibit 5.1
[Kummer Kaempfer Letterhead]
January 27, 2009

Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2
Canada

Re:	Gran Tierra Energy Inc.

Ladies and Gentlemen:

We have acted as special Nevada counsel for Gran Tierra Energy Inc., a Nevada corporation (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission covering 9,000,000 shares (the “Shares”) of the Company’s common stock (the “Common Stock”) issuable pursuant to an amendment to the Company’s 2007 Equity Incentive Plan, as amended (the “Plan”), which increases the number of shares of Common Stock available for issuance thereunder from 9,000,000 shares to 18,000,000 shares.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Plan.

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed:

1.	The articles of incorporation and bylaws of the Company as are currently in effect.

2.	A certificate of the Company as to certain factual matters, including adoption of certain resolutions of the board of directors.

3.	The Plan.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that the Plan and any Stock Award Agreements have been or will be duly executed and delivered by the parties and are valid and legally binding on the parties. As to certain matters expressed herein, we have relied upon and assumed the accuracy and completion of certificates and reports of various state authorities and public officials and of the Company.

We are admitted to the Bar of the State of Nevada, and in rendering our opinions hereinafter stated, we have relied on the applicable laws of the State of Nevada, as those laws presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Nevada.  We are not members of the Bar of any state other than the State of Nevada, and, therefore, except for the laws of the State of Nevada, we express no opinion as to the laws of any other state, federal laws of the United States of America, or other jurisdiction.

Based upon the foregoing and in reliance thereon and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that:

The Shares have been duly authorized and will be, when issued and delivered pursuant to the terms of the Plan and the applicable Stock Award Agreement, and upon payment of the exercise price therefor and satisfaction of other requisite consideration, validly issued, fully paid and nonassessable.

This opinion letter speaks as of its date.  We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter).  This opinion letter is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein.  We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Very truly yours,

/s/ Kummer Kaempfer

KUMMER KAEMPFER BONNER RENSHAW & FERRARIO